[Letterhead of Stifel, Nicolaus & Company, Incorporated]

October 4, 2012

Via Electronic Submission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KCAP Financial, Inc.

Registration Statement on Form N-2

File No. 333-183032

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Stifel, Nicolaus & Company, Incorporated, as representatives of the several Underwriters, hereby join in the request of KCAP Financial, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 4, 2012 at 3:30pm, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: October 3, 2012

(ii) Dates of distribution: October 3, 2012-October 4, 2012

(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 7

(iv) Number of prospectuses so distributed: approximately 3,250

(v) We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

By /s/ Allen G. Laufenberg
 Name: Allen G. Laufenberg

Title: Managing Director